UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
01 – 30 November 2022

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 November 2022	Announcement Director/PDMR Shareholding 01 November 2022
Announcement Transaction in Own Shares 01 November 2022	Announcement Transaction in Own Shares 02 November 2022
Announcement Transaction in Own Shares 03 November 2022	Announcement Transaction in Own Shares 04 November 2022
Announcement Transaction in Own Shares 07 November 2022	Announcement Transaction in Own Shares 08 November 2022
Announcement Transaction in Own Shares 09 November 2022	Announcement Director/PDMR Shareholding 10 November 2022
Announcement Director/PDMR Shareholding 10 November 2022	Announcement Transaction in Own Shares 10 November 2022
Announcement Transaction in Own Shares 11 November 2022	Announcement Transaction in Own Shares 14 November 2022
Announcement Transaction in Own Shares 15 November 2022	Announcement Transaction in Own Shares 16 November 2022
Announcement Transaction in Own Shares 17 November 2022	Announcement Transaction in Own Shares 18 November 2022
Announcement Transaction in Own Shares 21 November 2022	Announcement Transaction in Own Shares 22 November 2022
Announcement Transaction in Own Shares 23 November 2022	Announcement Transaction in Own Shares 24 November 2022
Announcement Director/PDMR Shareholding 25 November 2022	Announcement Transaction in Own Shares 25 November 2022
Announcement Transaction in Own Shares 28 November 2022	Announcement Transaction in Own Shares 29 November 2022
Announcement Transaction in Own Shares 30 November 2022

Diageo PLC – Total Voting Rights
Dated 01 November 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 October 2022 consisted of 2,491,464,697 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 213,703,537 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,277,761,160 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 November 2022

Diageo PLC – Director/PDMR Shareholding
Dated 01 November 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

John Kennedy who participates in a dividend reinvestment plan, purchased American Depositary Shares in the Company in respect of the final dividend paid on 20 October 2022.

The notification below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

1 November 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased under a dividend reinvestment plan in respect of the final dividend paid on 20 October 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$168.23	5.94
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-10-28
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 01 November 2022

Diageo plc
Transaction in Own Shares
01 November 2022

Diageo plc ('Diageo') announces that on 01 November 2022 it has purchased 245,136 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 November 2022	245,136	3,664.50	3,604.50	3,637.54	XLON
01 November 2022	0	0.00	0.00	0.00	CHIX
01 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9849E_1-2022-11-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 02 November 2022

Diageo plc
Transaction in Own Shares
02 November 2022

Diageo plc ('Diageo') announces that on 02 November 2022 it has purchased 224,143 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 November 2022	224,143	3,640.50	3,596.50	3,616.30	XLON
02 November 2022	0	0.00	0.00	0.00	CHIX
02 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1302F_1-2022-11-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 November 2022

Diageo plc
Transaction in Own Shares
03 November 2022

Diageo plc ('Diageo') announces that on 03 November 2022 it has purchased 231,562 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 November 2022	231,562	3,612.50	3,554.00	3,592.12	XLON
03 November 2022	0	0.00	0.00	0.00	CHIX
03 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2821F_1-2022-11-3.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 November 2022

Diageo plc
Transaction in Own Shares
04 November 2022

Diageo plc ('Diageo') announces that on 04 November 2022 it has purchased 205,997 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 November 2022	205,997	3,728.50	3,601.50	3,681.01	XLON
04 November 2022	0	0.00	0.00	0.00	CHIX
04 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4361F_1-2022-11-4.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 November 2022

Diageo plc
Transaction in Own Shares
07 November 2022

Diageo plc ('Diageo') announces that on 07 November 2022 it has purchased 219,801 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 November 2022	219,801	3,695.00	3,636.00	3,659.38	XLON
07 November 2022	0	0.00	0.00	0.00	CHIX
07 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5866F_1-2022-11-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 November 2022

Diageo plc
Transaction in Own Shares
08 November 2022

Diageo plc ('Diageo') announces that on 08 November 2022 it has purchased 219,676 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 November 2022	219,676	3,652.00	3,621.50	3,640.47	XLON
08 November 2022	0	0.00	0.00	0.00	CHIX
08 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7398F_1-2022-11-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 November 2022

Diageo plc
Transaction in Own Shares
09 November 2022

Diageo plc ('Diageo') announces that on 09 November 2022 it has purchased 226,255 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 November 2022	226,255	3,629.00	3,580.50	3,611.74	XLON
09 November 2022	0	0.00	0.00	0.00	CHIX
09 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8942F_1-2022-11-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 November 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 November 2022, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 November 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£36.29	228
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 November 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 November 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 November 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	3
		2.	Nil	1
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.16	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 10 November 2022

Diageo plc
Transaction in Own Shares

Diageo plc ('Diageo') announces that on 10 November 2022 it has purchased 208,852 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 November 2022	208,852	3,733.00	3,616.00	3,684.42	XLON
10 November 2022	0	0.00	0.00	0.00	CHIX
10 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0547G_1-2022-11-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 November 2022

Diageo plc
Transaction in Own Shares
11 November 2022

Diageo plc ('Diageo') announces that on 11 November 2022 it has purchased 235,310 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 November 2022	235,310	3,729.00	3,593.50	3,623.89	XLON
11 November 2022	0	0.00	0.00	0.00	CHIX
11 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2103G_1-2022-11-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 November 2022

Diageo plc
Transaction in Own Shares
14 November 2022

Diageo plc ('Diageo') announces that on 14 November 2022 it has purchased 205,715 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 November 2022	205,715	3,684.50	3,626.00	3,659.99	XLON
14 November 2022	0	0.00	0.00	0.00	CHIX
14 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3629G_1-2022-11-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 November 2022

Diageo plc
Transaction in Own Shares
15 November 2022

Diageo plc ('Diageo') announces that on 15 November 2022 it has purchased 232,246 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 November 2022	232,246	3,691.00	3,602.50	3,642.97	XLON
15 November 2022	0	0.00	0.00	0.00	CHIX
15 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5149G_1-2022-11-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 November 2022

Diageo plc
Transaction in Own Shares
16 November 2022

Diageo plc ('Diageo') announces that on 16 November 2022 it has purchased 222,451 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 November 2022	222,451	3,655.00	3,595.00	3,630.99	XLON
16 November 2022	0	0.00	0.00	0.00	CHIX
16 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6801G_1-2022-11-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 November 2022

Diageo plc
Transaction in Own Shares
17 November 2022

Diageo plc ('Diageo') announces that on 17 November 2022 it has purchased 220,555 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 November 2022	220,555	3,660.00	3,630.50	3,645.45	XLON
17 November 2022	0	0.00	0.00	0.00	CHIX
17 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8251G_1-2022-11-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 November 2022

Diageo plc
Transaction in Own Shares
18 November 2022

Diageo plc ('Diageo') announces that on 18 November 2022 it has purchased 202,488 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 November 2022	202,488	3,684.50	3,639.00	3,666.06	XLON
18 November 2022	0	0.00	0.00	0.00	CHIX
18 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9678G_1-2022-11-18.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 November 2022

Diageo plc
Transaction in Own Shares
21 November 2022

Diageo plc ('Diageo') announces that on 21 November 2022 it has purchased 188,814 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 November 2022	188,814	3,740.00	3,671.00	3,706.78	XLON
21 November 2022	0	0.00	0.00	0.00	CHIX
21 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1174H_1-2022-11-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 November 2022

Diageo plc
Transaction in Own Shares
22 November 2022

Diageo plc ('Diageo') announces that on 22 November 2022 it has purchased 180,815 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 November 2022	180,815	3,762.00	3,724.00	3,738.33	XLON
22 November 2022	0	0.00	0.00	0.00	CHIX
22 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2694H_1-2022-11-22.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 November 2022

Diageo plc
Transaction in Own Shares
23 November 2022

Diageo plc ('Diageo') announces that on 23 November 2022 it has purchased 175,540 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 November 2022	175,540	3,768.50	3,735.50	3,750.87	XLON
23 November 2022	0	0.00	0.00	0.00	CHIX
23 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4118H_1-2022-11-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 November 2022

Diageo plc
Transaction in Own Shares
24 November 2022

Diageo plc ('Diageo') announces that on 24 November 2022 it has purchased 184,992 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 November 2022	184,992	3,766.50	3,715.50	3,754.96	XLON
24 November 2022	0	0.00	0.00	0.00	CHIX
24 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5566H_1-2022-11-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 25 November 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by Daniel Mobley:

●
exercise of options under the Diageo plc 2014 Long Term Incentive Plan on 24 November 2022; and
●
sale of Ordinary Shares on 24 November 2022.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

25 November 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo plc 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.83	17,546
		2.	£37.45	17,268
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-11-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 25 November 2022

Diageo plc
Transaction in Own Shares
25 November 2022

Diageo plc ('Diageo') announces that on 25 November 2022 it has purchased 174,851 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 November 2022	174,851	3,795.50	3,742.00	3,770.97	XLON
25 November 2022	0	0.00	0.00	0.00	CHIX
25 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6877H_1-2022-11-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 November 2022

Diageo plc
Transaction in Own Shares
28 November 2022

Diageo plc ('Diageo') announces that on 28 November 2022 it has purchased 161,224 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 November 2022	161,224	3,806.00	3,739.00	3,781.02	XLON
28 November 2022	0	0.00	0.00	0.00	CHIX
28 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8346H_1-2022-11-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 November 2022

Diageo plc
Transaction in Own Shares
29 November 2022

Diageo plc ('Diageo') announces that on 29 November 2022 it has purchased 176,360 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 November 2022	176,360	3,812.00	3,771.00	3,790.46	XLON
29 November 2022	0	0.00	0.00	0.00	CHIX
29 November 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9928H_1-2022-11-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 November 2022

Diageo plc
Transaction in Own Shares
30 November 2022

Diageo plc ('Diageo') announces that on 30 November 2022 it has purchased 154,631 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)
30 November 2022	154,631	3,830.50	3,775.00	3,811.16
30 November 2022	0	0.00	0.00	0.00
30 November 2022	0	0.00	0.00	0.00

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1542I_1-2022-11-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 December 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary